Filed by: América Móvil, S.A.B. de C.V.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Telmex Internacional, S.A.B. de C.V.
Commission File No. 001-34086

“Information about América Móvil’s tender offer for
Carso Global Telecom and Telmex Internacional”

Mexico City. February 11, 2010. América Móvil, S.A.B. de C.V. (America Movil) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL] announced today that the majority of the board of the Mexican Antitrust Regulator (Comisión Federal de Competencia) unconditionally authorized America Movil to carry out an offer to purchase all outstanding shares of Carso Global Telecom, S.A.B. de C.V. (“Telecom”) with a reciprocal subscription of America Móvil’s shares; and an offer to purchase all outstanding shares of Telmex Internacional, S.A.B. de C.V., with a reciprocal subscription of America Móvil’s shares. The aforesaid offers were announced publicly by America Movil on January 13, 2010.

America Movil will continue to pursue all necessary actions in order to consummate the offers, including but not limited to, the approval of corporate and regulatory bodies as well as Mexican securities authorities.

About AMX

America Movil is the leading provider of wireless services in Latin America. As of December 31, 2009, it had 201 million wireless subscribers and 3.8 million landlines in the Americas.

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Legal Disclaimer

In connection with the proposed transaction, América Móvil, S.A.B. de C.V. (“América Móvil”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a prospectus and a tender offer statement.  Investors and security holders are urged to read the prospectus and tender offer statement regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the prospectus and tender offer statement (when available) and other related documents filed by América Móvil with the SEC at the SEC’s website at www.sec.gov.

This document contains certain forward-looking statements that reflect the current views and/or expectations of América Móvil and its management with respect to its performance, business and future events.  We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. América Móvil is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.